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August 9, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	Jan Woo, Legal Branch Chief

Matthew Crispino, Staff Attorney

Lisa Etheredge, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Re:	EngageSmart, LLC

Draft Registration Statement on Form S-1

Submitted June 30, 2021

CIK No. 0001863105

Ladies and Gentlemen:

On behalf of EngageSmart, LLC (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 30, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 28, 2021 from the staff of the Commission (the “Staff”).

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold type herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Submission No. 2.

August 9, 2021

Draft Registration Statement Form S-1 submitted June 30, 2021

Prospectus Summary

Overview, page 1

1.

Please disclose the actual number of small and medium sized business and enterprise customers for all periods presented. Further, clarify how you define enterprise businesses and small and medium-sized business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 1 of Submission No. 2 to indicate that the number of customers presented refers to customers in each segment of the Company’s business. The Company has also revised disclosures throughout Submission No. 2 to clarify that each reference to SMB or Enterprise refers to businesses in each segment. The Company has also revised page 117 to present the number of customers in the SMB Solutions segment and the Enterprise Solutions segment for each period presented in Submission No. 2. Additionally, the Company has revised the definition of “SMB” and “Enterprise” to refer to “SMB Solutions” and “Enterprise Solutions” and further clarify their meaning on page v of Submission No. 2.

Risk Factors

If we are unsuccessful in establishing, growing or maintaining strategic partnerships…, page 21

2.

Please tell us if your business is substantially dependent on any of your strategic partners. If so, please disclose the name of the strategic partner, discuss the material terms of your agreements with it, and file such agreements as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not substantially dependent on any strategic partners. The Company’s strategic partners are referral relationships and as such, the Company has a direct contractual relationship with the customer referred to by the strategic partner. Therefore, while the loss of a strategic partner may result in the loss of potential future new customers for the Company, it likely would not result in a loss of existing customer relationships. For the six months ended June 30, 2021, the Company’s largest strategic partner by revenue helped the Company enter into contracts with new customers that are expected to generate in aggregate $75,000 in monthly recurring revenue, which on a 6-month basis is less than 1% of revenue for the six months ended June 30, 2021. For the year ended December 31, 2020, the Company’s largest strategic partner by revenue helped the Company enter into contracts with new customers that are expected to generate in aggregate $286,000 in monthly recurring revenue, which on an annualized basis is less than 2% of revenue for the year ended December 31, 2020. The Company is also diversifying its strategic partners and consequently, is becoming less dependent on each partner. As such, the Company increased the number of its strategic partners from 69 in 2019 to 116 in 2020.

We derive most of our revenue from InvoiceCloud and SimplePractice, page 24

3.	Please disclose the percentage of your revenue generated from InvoiceCloud and SimplePractice for each period presented in your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 26 of Submission No. 2.

August 9, 2021

A portion of our revenue is generated by sales to government organizations…, page 34

4.	Please disclose the percentage of your revenue generated from sales to U.S. state and local governments for each period presented in your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 2 to delete the risk factor titled “A portion of our revenue is generated by sales to government organizations, which are subject to a number of challenges and risks.” The Company does not believe this risk factor is material to the business, as the clients’ of the Company’s customers primarily bear the burden of the cost of the Company’s solutions, particularly in the Enterprise Solutions segment. Therefore, the risk of a contract termination by a state and local government due to the cost of our solutions is minimal. Additionally, while some of the Company’s state and local government customers require a lengthy request for proposal process, that experience is not representative of the sales cycle for most of the Company’s state and local government customers. Finally, the Company does not organize its financial records by customer type and does not have reliable data regarding the amount of revenue generated from state and local governments.

If we fail to meet our service level commitments…, page 35

5.	Please revise to address the extent to which you have historically experienced failures to meet service level commitments and the impact of any failures, if material.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 36 of Submission No. 2. The Company further advises the Staff that it has historically experienced failures to meet service level commitments but such failures have not had a material impact on the business.

EngageSmart, LLC, and upon its formation, EngageSmart, Inc., do not generate any revenue…, page 64

6.	Please include in the prospectus summary a corporate organization chart that shows your operating subsidiaries.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 9 of Submission No. 2.

Management’s discussion and analysis of financial condition and results of operations

Our Business Segments, page 85

7.	Please disclose the rate at which you convert trial users of your SimplePractice solution into paid subscribers for each period presented in your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 83 of Submission No. 2.

Our revenue model, page 85

8.

Please revise to explain, as you do in your risk factors on page 34, that your revenue is sensitive to shifts in payment methods. To the extent that shifts in payments methods materially impacted results of operations for any of the periods presented, please revise your MD&A discussion beginning on page 94 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 84 of Submission No. 2 to explain that the Company’s revenue is sensitive to shifts in payment methods. The Company also respectfully advises the Staff that shifts in payment methods did not materially impact the Company’s results of operations.

August 9, 2021

Adjusted EBITDA and Adjusted EBITDA Margin, page 89

9.

To avoid giving undue prominence to non-GAAP measures, please move this discussion so that it appears after the discussion of GAAP results from operations. Additionally, please revise your tables of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit and Adjusted Gross Profit to include, with equal or greater prominence, the most directly comparable GAAP measure for each.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 88 of Submission No. 2 to revise the tables of non-GAAP measures to include, with equal or greater prominence, the most directly comparable GAAP measure. The Company respectfully advises the Staff that, in light of the fact that the non-GAAP measures presented in the tables in the section titled “Management’s discussion and analysis of financial condition and results of operations—Key business metric and non-GAAP financial measures” have been revised to include the GAAP measures with equal or greater prominence, the Company believes it is not necessary to move the discussion of non-GAAP measures after GAAP results of operations.

Key business metric and non-GAAP financial measures, page 89

10.

You disclose that the Transactions Processed metric is useful because it directly correlates with transaction and usage-based revenues. To provide better context to investors, please revise to quantify the amount of transaction and usage-based revenue recognized during each of the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its Enterprise Solutions segment has historically generated a significant majority of its revenue from transaction and usage-based revenue and its SMB Solutions segment has historically generated a significant majority of its revenue from subscription revenue, as further disclosed in Comment 15 below. Further, the Company’s internal performance metrics are not linked to levels of subscription or transaction and usage-based revenue individually. The Company has revised page 83 of Submission No. 2 to clarify the type of revenue each segment primarily generates. In light of this revision and given that the Company already discloses revenue by segment, the Company believes that disclosing transaction and usage-based revenue would not be additive to an investor’s understanding of the Company’s business.

Revenue, page 94

11.

Please revise to separately quantify the extent to which the increase in customers and transaction count was attributable to organic growth as compared to recent acquisitions. Please refer to Item 303(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 91 of Submission No. 2.

Segment information, page 95

12.

You indicate that the changes in your Enterprise Solutions and SMB Solutions revenues were driven by multiple factors. To the extent possible, please revise to provide quantification regarding the impact of each factor. For example, please revise to quantify the number of new customers added in the Enterprise Solutions segment and their impact to the increase in revenues. Please refer to Item 303(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 94 of Submission No. 2.

13.

We note on page F-38 that your CODM uses Adjusted EBITDA from reportable segments to make resource allocation decisions and evaluate segment performance. When this measure is presented outside of the segment footnote, it represents a non-GAAP financial measure. Please revise your disclosure to identify Adjusted EBITDA as a non-GAAP

August 9, 2021

measure and provide the disclosures required by Item 10(e) of Regulation S-K. Please refer to Question 104.04 of our April 4, 2018 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 93 of Submission No. 2.

Management, page 124

14.

Please disclose if any of your directors were nominated or serve based on any arrangement or understanding with major shareholders. In this regard, we note that Mr. Stamas is affiliated with General Atlantic and Mr. Hamilton is affiliated with Summit. Partners. Refer to Item 401(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 129 of Submission No. 2.

Audited Financial Statements

3. Revenue, page F-18

15.	Please tell us how you considered disaggregating revenue derived from subscriptions separate from transaction and usage-based fees. Please refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 606 10-50-5 as well as ASC 606-10-55-89 through 55-91 in concluding the disaggregated revenue by reportable segment was the appropriate level of disclosure. The Company considered that the Chief Operating Decision Maker reviews financial data and allocates resources based on revenue and other financial information disaggregated by reportable segment. The Company believes that the disaggregation of revenue by reportable segment most appropriately depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Further, the Company’s internal performance metrics do not correspond to amounts of subscription or transaction and usage-based revenue individually. The Company’s reportable segments, Enterprise Solutions and SMB Solutions, are heavily weighted towards either subscription or transaction and usage-based fees. Transaction and usage-based fees comprised 87% of Enterprise Solutions segment revenue for the year ended December 31, 2020. Subscription revenue comprised 71% of SMB Solutions segment revenue for the year ended December 31, 2020. Based on these factors, the Company concluded that disaggregating revenue by reportable segments is the appropriate level of disaggregation to properly depict the nature, timing and uncertainty of revenue and cash flows that are affected by economic factors. The Company has revised the discussion on page F-18 to more directly correlate the concentration of revenue type within each of our reportable segments.

August 9, 2021

14. Commitments and Contingencies, page F-35

16.

Please revise to clarify if this IPO would be considered an Exit Event that would trigger the recognition of compensation expense for your CVR awards. Similarly revise your disclosures on page F-33 to clarify if the performance condition associated with your unvested awards is expected to be achieved upon completion of this IPO. If so, please revise both your MD&A and pro formas to quantify (to the extent possible) the amount of stock-based compensation expense associated with these awards that you expect to recognize upon closing of the IPO.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-33 and F-36 of Submission No. 2. The Company further advises the Staff that the Company intends to settle the CVR obligations in connection with this initial public offering and will update the disclosure in the registration statement, as appropriate, to reflect the outcome of such settlement prior to the launch of this offering.

19. Subsequent Events, page F-40

17.

Please provide us with a breakdown of all stock-based compensation awards granted to date during 2021 including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it granted the following equity awards to date during 2021:

Grant Date	Number of Options	Valuation Report Date	Underlying Share Fair Value	Strike Price
February 2, 2021	578,800	December 31, 2020	$13.58	$17.00
February 16, 2021	90,000	December 31, 2020	$13.58	$17.00
March 31, 2021	41,500	December 21, 2020	$13.58	$17.00
April 27, 2021	52,500	April 15, 2021	$23.46	$25.00
May 10, 2021	6,500	April 15, 2021	$23.46	$25.00
July 1, 2021	198,100	June 30, 2021	$51.03	$52.00

August 9, 2021

The Company performs periodic valuations of its LLC Shares in order to determine the fair value of its LLC Shares for financial reporting purposes. To date in 2021, the Company obtained contemporaneous third-party valuations of its LLC Shares and utilized the AICPA Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation as a guide to the valuation and accounting for its equity securities issued as compensation. The table below summarizes the LLC Shares fair value calculated with the assistance of a third-party valuation specialist for the respective valuation dates.

Valuation Date	Source	Per LLC Share	Change
December 31, 2020	Valuation Report	$13.58	—
April 15, 2021	Valuation Report	$23.46	73%
June 30, 2021	Valuation Report	$51.03	118%

December 31, 2020

A valuation was performed as of December 31, 2020 and resulted in a value per LLC Share of $13.58. The total enterprise value of the Company was determined using a combination of the discounted cash flow (“DCF”) and Guideline Public Companies (“GPC”) methodologies. The DCF approach utilizes cash flow projections prepared by the Company to determine a business enterprise value. Management of the Company provided a business forecast, including estimates of revenues, cost of revenues and operating expenses, which was used to estimate the terminal value of the Company in accordance with the Gordon Growth Method. The GPC methodology estimates the enterprise value of the Company based on a comparison of the Company to public companies with similar enterprises (the “Peer Group”). The GPC methodology estimates enterprise value by applying a representative enterprise value to revenue with a multiple range of 4.5 to 5.0 to the Company’s forecasted revenue. The Company’s Peer Group was selected based on a review of several sources, including annual and public filings with the Commission, and an online search using keywords for potential guideline public companies and industry classification codes. The list was further narrowed based on primary location within the United States and similar primary business as a software business. This approach involves the identification of relevant transactions, and determining relevant multiples to apply to the Company’s revenue. Factors considered and adjusted to be more comparable to the Company included size, profitability, expected growth and risk. The Company had experienced organic growth through new customer additions as well as expansion within its existing customer base, which was factored into the valuation methodology used as described above.

The equity value of the Company’s LLC Shares was then determined using the Option-Pricing Method (“OPM”) and assumed a 2.5 year timeframe to a liquidity event. A discount for lack of marketability (“DLOM”) of 20% was used to reflect the illiquid nature of the LLC Shares.

April 15, 2021

A valuation was performed as of April 15, 2021 and resulted in a value per LLC Share of $23.46. The total equity value of the Company was determined using a combination of the DCF and GPC methodologies described above. In the period since the prior valuation, the Company experienced continued organic growth as a result of new customer additions, as well as expansion within its existing customer base, achieving more favorable top and bottom line amounts than were internally forecasted in the previous valuation. Management of the Company had also begun to explore an initial public offering (“IPO”) and was in the process of hiring at least one prominent investment bank or co-sponsoring banks. The equity value of the Company’s LLC Shares was

August 9, 2021

then determined using the Hybrid Method using both the OPM and Probability-Weighted Expected Return Method (“PWERM”) to consider the potential upside associated with the contemplated IPO. The OPM model was weighted 80% and assumed a 2-year timeframe to a liquidity event with a DLOM of 20%. The PWERM was weighted 20% with a DLOM of 5% and included six IPO scenarios occurring in the next 6 to 9 months and ranging from $1.5 billion to $5.0 billion with a 13% discount rate.

June 30, 2021

A valuation was performed as of June 30, 2021 and resulted in a value per LLC Share of $51.03. The total equity value of the Company was determined using a combination of the DCF and GPC methodologies described above. In the period since the prior valuation, the Company experienced continued organic growth as a result of new customer additions as well as expansion within its existing customer base, which resulted in an increase in forecasted revenue. In addition, forward looking revenue multiples for guideline public companies utilized by management and its valuation specialists experienced an increase in the period since the last valuation, resulting in a higher implied enterprise value. The Company also formally hired investment banks, held its organizational meeting commencing the IPO process and submitted confidentially its initial draft registration statement with the Commission. The equity value of the Company’s LLC Shares was then determined using the Hybrid Method using both the OPM and PWERM analysis to consider the potential upside associated with the potential IPO. As the IPO process had formally commenced and the Company has filed the initial draft registration statement with the SEC, the PWERM was weighted 55% with a DLOM of 2.5% and included six IPO scenarios occurring in the next 3 to 6 months and ranging from $3.0 billion to $7.0 billion with a 12.71% discount rate. The OPM model was weighted 45% and assumed a 1-year timeframe to a liquidity event with a DLOM of 10%.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

*        *        *         *

August 9, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1894 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ian D. Schuman
Ian D. Schuman of LATHAM & WATKINS LLP

Enclosures

cc:	Robert P. Bennett, EngageSmart, LLC

Cassandra Hudson, EngageSmart, LLC

Charles Kallenbach, EngageSmart, LLC

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP